UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

Commission File Number 0-50189

A.	Full title of the plan:

Crown Cork & Seal Company, Inc.
Retirement Thrift Plan

B.	Name of issuer of the Securities held pursuant to the plan
and the address of its principal executive office:

CROWN HOLDINGS, INC.
ONE CROWN WAY
PHILADELPHIA, PA 19154-4599

INDEX

Pages(s)

Signatures	3

Report of Independent Registered Public Accounting Firm	6

Financial Statements and Supplemental Information in Accordance with the Financial Reporting Requirements of ERISA	7 - 17

Exhibit 23 - Consent of Independent Registered Public Accounting Firm	18

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefit Plans Investment Committee has duly caused this annual report to be signed on its behalf by the undersigned hereto duly authorized.

Crown Cork & Seal Company, Inc.
Retirement Thrift Plan

	By:	/s/ David A. Beaver
David A. Beaver
Vice President and Corporate Controller

Date: June 22, 2016

CROWN CORK & SEAL COMPANY, INC.
RETIREMENT THRIFT PLAN

Financial Statements as of and for the years ended
December 31, 2015 and 2014

Supplemental information required for Form 5500
as of December 31, 2015

Crown Cork & Seal Company, Inc.
Retirement Thrift Plan
Table of Contents

Pages(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statement of Net Assets Available for Benefits as of December 31, 2015 and 2014	2

Statement of Changes in Net Assets Available for Benefits for the years ended December 31, 2015 and 2014	3

Notes to Financial Statements	4 - 10

Supplemental Information *

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	11

* Other supplemental schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

Participants and Administrator of the
Crown Cork & Seal Company, Inc. Retirement Thrift Plan:

We have audited the accompanying statement of net assets available for benefits of the Crown Cork & Seal Company, Inc. Retirement Thrift Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
As discussed in Note 2 to the financial statements, in 2015 the Plan adopted new accounting guidance related to the investments. Prior year disclosures have been revised to reflect the retrospective application of adopting these changes in accounting. Our opinion is not modified with respect to this matter.
The supplemental information in the accompanying Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Crown Cork & Seal Company, Inc. Retirement Thrift Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Baker Tilly Virchow Krause, LLP
Philadelphia, Pennsylvania
June 22, 2016

CROWN CORK & SEAL COMPANY, INC.
RETIREMENT THRIFT PLAN
Statement of Net Assets Available for Benefits
	As of December 31,
	2015	2014
ASSETS
Investments, at fair value
Registered investment companies:
DFA Emerging Markets Core Equity Portfolio	$195	—
DFA US Targeted Value Portfolio	816	—
HSBC Investor Small Cap Equity Fund	10,401,939	—
Harbor International Fund	122,910	$135,483
JPMorgan Intrepid Value Fund	2,171,535	—
Metropolitan West Total Return Bond Fund	5,032,047	—
T. Rowe Price International Discovery Fund	628	—
Vanguard International Growth Fund	5,673,576	5,691,694
Vanguard Morgan Growth Fund	671,150	553,915
Vanguard Prime Money Market Fund	111,111	114,841
Vanguard Target Retirement 2010 Fund	237,554	—
Vanguard Target Retirement 2015 Fund	2,145,023	—
Vanguard Target Retirement 2020 Fund	1,772,963	—
Vanguard Target Retirement 2025 Fund	3,043,315	—
Vanguard Target Retirement 2030 Fund	1,816,281	—
Vanguard Target Retirement 2035 Fund	1,843,074	—
Vanguard Target Retirement 2040 Fund	1,278,540	—
Vanguard Target Retirement 2045 Fund	688,617	—
Vanguard Target Retirement 2050 Fund	796,547	—
Vanguard Target Retirement 2055 Fund	296,810	—
Vanguard Target Retirement 2060 Fund	37,219	—
Vanguard Target Retirement Income Fund	290,634	—
Vanguard Total Stock Market Index Fund	31,569,975	—
Vanguard Wellington Fund	7,259,928	—
American Century Equity Income Fund	—	1,329,173
Harbor Mid Cap Growth Fund	—	838,773
Vanguard Total Bond Market Index Fund	—	5,504,970
T. Rowe Price Equity Income Fund	—	1,157,217
Vanguard Institutional Index Fund	—	30,851,995
Vanguard Balanced Index Fund	—	7,475,661
Vanguard Explorer Fund	—	10,472,493
Vanguard Extended Market Index Fund	—	1,427,663
	77,262,387	65,553,878

Vanguard Retirement Savings Trust	23,818,842	24,311,918
Vanguard Target Retirement Trusts	—	13,339,553
Crown Holdings, Inc. Stock Fund	5,240,787	5,370,057
Total investments, at fair value	106,322,016	108,575,406

Receivables
Employer's contributions	—	1,103
Participants' contributions	—	5,079
Notes receivable from participants	3,493,263	3,298,579
Total receivables	3,493,263	3,304,761

Total assets	109,815,279	111,880,167

LIABILITIES	—	—

Net assets available for benefits	$109,815,279	$111,880,167

The accompanying notes are an integral part of these financial statements.

CROWN CORK & SEAL COMPANY, INC.
RETIREMENT THRIFT PLAN
Statement of Changes in Net Assets Available for Benefits
	For the Year Ended December 31,
	2015	2014
Additions:
Investment income:
Interest and dividend income	$2,257,856	$3,477,016
Net (depreciation) appreciation in fair value of investments	(1,932,269)	3,678,228
Total investment income	325,587	7,155,244

Interest income, notes receivable from participants	143,293	130,246
Total interest income, notes receivable	143,293	130,246

Contributions:
Employer	1,668,070	1,420,636
Participant	4,266,995	4,072,832
Total contributions	5,935,065	5,493,468

Other additions	6,099	2,802
Total additions	6,410,044	12,781,760

Deductions:
Benefits paid to participants	8,353,254	7,866,322
Administrative expenses	121,678	25,680
Total deductions	8,474,932	7,892,002

Net (decrease) increase	(2,064,888)	4,889,758

Net Assets Available for Benefits:
Beginning of year	111,880,167	106,990,409
End of year	$109,815,279	$111,880,167

The accompanying notes are an integral part of these financial statements.

CROWN CORK & SEAL COMPANY, INC.
RETIREMENT THRIFT PLAN
Notes to Financial Statements

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Crown Cork & Seal Company, Inc. Retirement Thrift Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General
The Plan is a voluntary defined contribution plan. The purpose of the Plan is to provide a convenient method by which eligible employees may save regularly through salary deferrals. Participation in the Plan is determined by an agreement among recognized collective bargaining units and Crown Holdings, Inc. and subsidiaries (the “Company”) or as otherwise agreed upon between the Company and non-organized hourly employees. Generally, employees are eligible to participate in the Plan upon date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan is administered by the Crown Cork & Seal Company, Inc. Benefit Plans Committee (the “Committee”). The Committee has appointed Vanguard Fiduciary Trust Company (“VFTC”) as the trustee and recordkeeper of the Plan.

Contributions
Participants may elect to make basic and supplemental contributions (where permitted) each pay period. Participants direct the investment of their contributions into various investment options offered by the Plan. Basic contributions may be matched by the Company at various rates as determined by the employer company, as defined in the Plan document. Supplemental contributions (where permitted) are not matched by the Company. In addition, certain participants receive profit sharing contributions, some of which are discretionary, from the Company at varying rates as determined by the employer company, as defined in the Plan document. Discretionary contributions in 2015 and 2014 totaled $591,313 and $405,900, respectively. Contribution amounts are subject to certain Internal Revenue Service (“IRS”) limitations.

Participant Accounts
Each participant’s account is credited with the participant’s contribution and allocation of (a) the Company’s contribution and (b) Plan earnings, and charged with an allocation of any miscellaneous fees. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching and profit sharing contribution portions of their accounts plus earnings thereon is based on various rates established in the collective bargaining agreements or in the Plan document. The plan uses graded vesting that results in a participant becoming 100% vested in the matching contribution portion after completing 4 or 5 years of credited service depending on the employer company and as defined in the Plan document. If eligible, a participant becomes 100% vested in the profit sharing contribution portion either immediately or after completing 5 years of credited service depending on the employer company and as defined in the Plan document.

Notes Receivable from Participants
The Plan does not generally permit participants to borrow from their accounts. However, in some circumstances participants who are employees of certain divisions of the Company and participants who are former participants of certain plans, which have merged into the Plan, are permitted to borrow from their accounts. Generally, these participants may borrow from their account a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balance.

CROWN CORK & SEAL COMPANY, INC.
RETIREMENT THRIFT PLAN
Notes to Financial Statements

Notes receivable terms range from 1 to 5 years or up to 10 years for the purchase of a primary residence. The notes receivable are secured by the balance in the participant’s account and bear interest at prevailing interest rates. Interest rates on notes receivable outstanding as of December 31, 2015 and 2014 range from 4.25% to 4.50% and 4.25% to 6.00%, respectively. Principal and interest are paid ratably through monthly payroll deductions.

Payment of Benefits
On termination of service due to retirement, attainment of age 65, permanent plant shutdown, permanent disability, or death, the participant, or his or her beneficiary, automatically becomes fully vested in the Company contributions. For termination of service due to these or any other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. All distributions are paid in either cash or Company stock at the participant’s election.

Forfeited Accounts
When certain terminations of participation in the Plan occur, the non-vested portion of the participant’s account, as defined, represents a forfeiture. Total unallocated forfeitures, which will be used to reduce future Company contributions, were $10,003 and $1,121 at December 31, 2015 and 2014, respectively. Forfeitures used to offset Company contributions in 2015 and 2014 totaled $41,656 and $5,800, respectively.

Plan Termination
The Company reserves the right to retroactively amend or modify any of the provisions of the Plan in any respect in order to qualify or maintain the Plan as a plan meeting the requirements of ERISA or any other applicable legislation. Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their Company contributions.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following significant accounting policies, which conform with accounting principles generally accepted in the United States of America, have been used consistently in the preparation of the Plan’s financial statements.

Basis of Accounting
The accompanying financial statements of the Plan are prepared under the accrual basis of accounting.

Use of Estimates
The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition
The Plan’s investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for a discussion of fair value measurements.

Purchases and sales of securities are recorded on the trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

CROWN CORK & SEAL COMPANY, INC.
RETIREMENT THRIFT PLAN
Notes to Financial Statements

Notes Receivable From Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Related fees are recorded as administrative expenses and are expensed when they are incurred. Interest income is recorded on the accrual basis. No allowance for credit losses has been recorded as of December 31, 2015 and 2014.

Payment of Benefits
Benefits are recorded when paid.

Expenses
Recordkeeping expenses and fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Investment related expenses are included in net (depreciation) appreciation in fair value of investments. In 2015, recordkeeping expenses were paid at a fixed fee per participant. In 2014, recordkeeping expenses were paid primarily as a credit from the expense ratio associated with each fund and included in the net appreciation in fair value of investments.

Recent Accounting Pronouncements
In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). ASU 2015-07 removes the requirement to include investments in the fair value hierarchy for which fair value is measured using the net asset value practical expedient in Accounting Standards Codification 820. ASU 2015-07 requires retrospective application and is effective for fiscal years beginning after December 15, 2015 with early adoption permitted. Management has elected to early adopt the provisions of this standard. Accordingly, the standard was retrospectively applied.
In July 2015, the FASB issued ASU No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), and Health and Welfare Benefit Plans (Topic 965) - I. Fully Benefit-Responsive Investment Contracts; II. Plan Investment Disclosures, and III. Measurement Date Practical Expedient. Part I requires fully-benefit responsive investment contracts to be measured, presented, and disclosed only at contract value. Part II requires that investments that are measured using fair value (both participant-directed and nonparticipant-directed investments) be grouped only by general type, eliminating the need to disaggregate the investments by nature, characteristics, and risks. Part II also eliminates the disclosure of individual investments that represent 5 percent or more of net assets available for benefits and the disclosure of net appreciation or depreciation for investments by general type, requiring only presentation of net appreciation or depreciation in investments in the aggregate. Additionally, if an investment is measured using the net asset value per share as a practical expedient and that investment is a fund that files a U.S. Department of Labor Form 5500, as a direct filing entity, disclosure of that investment’s strategy is no longer required. Part III is not applicable to the Plan. The amendments in ASU 2015-12 are effective for fiscal years beginning after December 15, 2015, with early application permitted. The amendments within Parts I and II require retrospective application. Management has elected to early adopt the provisions of Parts I and II of this new standard. Accordingly, these provisions were retrospectively applied.

NOTE 3 - FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under authoritative guidance are described as follows:

CROWN CORK & SEAL COMPANY, INC.
RETIREMENT THRIFT PLAN
Notes to Financial Statements

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as:

•	quoted prices for similar assets or liabilities in active markets;

•	quoted prices for identical or similar assets or liabilities in inactive markets;

•	inputs other than quoted prices that are observable for the asset or liability;

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following tables summarize instruments measured at fair value on a recurring basis for the Plan:

	Assets at Fair Value as of December 31, 2015
	Level 1	Total
Registered investment companies	$77,262,387	$77,262,387
Common stock fund	5,240,787	5,240,787

Total assets in fair value hierarchy	$82,503,174	82,503,174

Investments measured at net asset value (a)		23,818,842

Investments at fair value		$106,322,016

	Assets at Fair Value as of December 31, 2014
	Level 1	Total
Registered investment companies	$65,553,878	$65,553,878
Common stock fund	5,370,057	5,370,057

Total assets in fair value hierarchy	$70,923,935	70,923,935

Investments measured at net asset value (a)		37,651,471

Investments at fair value		$108,575,406

CROWN CORK & SEAL COMPANY, INC.
RETIREMENT THRIFT PLAN
Notes to Financial Statements

(a)
In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statement of Net Assets Available for Benefits.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2015 and 2014.

Registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end.

The fair value of the common stock fund is measured at the closing price reported on the active market on which the security held by the fund is traded.

The Vanguard Target Retirement Trusts are collective trust funds that are valued daily based upon the units of the collective trust funds held by the Plan at year end times the respective unit values. The unit values are based upon significant observable inputs, although they are not based upon quoted market prices in an active market. These collective trust funds include eleven target year trusts ranging from 2010 to 2060, in 5 year increments. The trusts invest in Vanguard mutual funds using a balanced asset allocation strategy designed for investors planning to retire and leave the workforce in or within a few years of the target year. The trusts' asset allocation will become more conservative over time. The trusts' indirect bond holdings are a diversified mix of short, intermediate, and long-term U.S. government, U.S. agency, and investment-grade U.S. corporate bonds; inflation-protected public obligations issued by the U.S. Treasury; mortgage-backed and asset-backed securities; and government, agency, corporate, and securitized investment-grade foreign bonds issued in currencies other than the U.S. dollar (but hedged by Vanguard to minimize currency exposures). The trusts' indirect stock holdings are a diversified mix of U.S. and foreign large, mid, and small-capitalization stocks.

The underlying investments of the collective trust funds consist primarily of inputs either directly or indirectly observable for substantially the full term of the asset through corroboration with observable market data. The Plan’s investment in the collective trusts is not subject to any withdrawal or redemption restrictions. The Plan has no unfunded commitments relating to the collective trust funds at December 31, 2014. During 2015, the Plan liquidated the collective trust funds.

The Vanguard Retirement Savings Trust is a collective trust fund that is valued based upon the units of the collective trust fund held by the Plan at year end times the respective unit value. The unit value of the collective trust fund is based upon significant observable inputs, although it is not based upon quoted market prices in an active market. The collective trust fund’s investment objective is to seek the preservation of capital and to provide a competitive level of income over time that is consistent with the preservation of capital. To achieve its investment objective, the collective trust fund invests in assets (typically contracts issued by insurance companies and banks, synthetic investment contracts, and short term investments) and enters into “wrapper” contracts issued by third-parties and invests in cash equivalents represented by shares in a money market fund.

The pricing methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

CROWN CORK & SEAL COMPANY, INC.
RETIREMENT THRIFT PLAN
Notes to Financial Statements

Investments Measured Using NAV per Share Practical Expedient

The following table summarizes investments for which fair value is measured using NAV per share practical expedient as of December 31, 2015 and 2014, respectively. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

	December 31, 2015
	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period

Vanguard Retirement Savings Trust	$23,818,842	N/A	Daily	N/A

	December 31, 2014
	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period

Vanguard Retirement Savings Trust	$24,311,918	N/A	Daily	N/A
Vanguard Target Retirement Trusts	$13,339,553	N/A	Daily	N/A

NOTE 4 - RELATED PARTY TRANSACTIONS

The Plan participants invest in shares of registered investment companies and a collective trust fund managed by affiliates of VFTC. VFTC acts as trustee for investments of the Plan. The Plan participants also invest in shares of the Company’s stock through the Crown Holdings, Inc. Stock Fund. The common stock fund held approximately 103,000 and 106,000 shares of Crown Holdings, Inc. common stock representing 4.8% and 4.8% of Plan assets as of December 31, 2015 and 2014, respectively. For the years 2015 and 2014, the common stock fund had purchases of $800,622 and $875,722, respectively, and sales of $946,794 and $1,678,866, respectively. There were no dividends on the Company's common stock in 2015 or 2014. Loans to participants are secured by the balances in the respective participant accounts. Transactions in such investments qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.

Certain administrative functions of the Plan are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.

NOTE 5 - TAX STATUS

The IRS determined and informed the Company by letter dated October 13, 2015 that the Plan was qualified under Internal Revenue Code (“IRC”) Section 401(k). The Company believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax

CROWN CORK & SEAL COMPANY, INC.
RETIREMENT THRIFT PLAN
Notes to Financial Statements

positions taken by the Plan and has concluded that as of December 31, 2015 and 2014, there are no uncertain positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE 6 - RISKS AND UNCERTAINTIES

Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

As of December 31, 2015 and 2014, the Plan had investments of $65,790,756 and $65,636,406, respectively that were concentrated in three funds.

Supplemental Information
Required for Form 5500

CROWN CORK & SEAL COMPANY, INC. RETIREMENT THRIFT PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2015
Crown Cork & Seal Company, Inc. Retirement Thrift Plan EIN 23-1526444 Plan No. 105
	Identity of Participant-Directed Issues	Investment Type	Current Value
	DFA Emerging Markets Core Equity Portfolio	Registered Investment Company	$195
	DFA US Targeted Value Portfolio	Registered Investment Company	816
	HSBC Investor Small Cap Equity Fund	Registered Investment Company	10,401,939
	Harbor International Fund	Registered Investment Company	122,910
	JPMorgan Intrepid Value Fund	Registered Investment Company	2,171,535
	Metropolitan West Total Return Bond Fund	Registered Investment Company	5,032,047
	T. Rowe Price International Discovery Fund	Registered Investment Company	628
*	Vanguard International Growth Fund	Registered Investment Company	5,673,576
*	Vanguard Morgan Growth Fund	Registered Investment Company	671,150
*	Vanguard Prime Money Market fund	Registered Investment Company	111,111
*	Vanguard Target Retirement 2010 Trust	Registered Investment Company	237,554
*	Vanguard Target Retirement 2015 Trust	Registered Investment Company	2,145,023
*	Vanguard Target Retirement 2020 Trust	Registered Investment Company	1,772,963
*	Vanguard Target Retirement 2025 Trust	Registered Investment Company	3,043,315
*	Vanguard Target Retirement 2030 Trust	Registered Investment Company	1,816,281
*	Vanguard Target Retirement 2035 Trust	Registered Investment Company	1,843,074
*	Vanguard Target Retirement 2040 Trust	Registered Investment Company	1,278,540
*	Vanguard Target Retirement 2045 Trust	Registered Investment Company	688,617
*	Vanguard Target Retirement 2050 Trust	Registered Investment Company	796,547
*	Vanguard Target Retirement 2055 Trust	Registered Investment Company	296,810
*	Vanguard Target Retirement 2060 Trust	Registered Investment Company	37,219
*	Vanguard Target Retirement Income Fund	Registered Investment Company	290,634
*	Vanguard Total Stock Market Index Fund	Registered Investment Company	31,569,975
*	Vanguard Wellington Fund	Registered Investment Company	7,259,928
*	Vanguard Retirement Savings Trust	Collective Trust Fund	23,818,842
*	Crown Holdings, Inc. Stock Fund	Common Stock Fund	5,240,787
*	Notes receivable from participants	Interest rates: 4.25% - 4.50%	3,493,263
	Total Assets (Held at End of Year)		$109,815,279

*	Party-in-Interest as defined by ERISA

Cost column not required to be reported as all investments are participant directed.